EXHIBIT 97
SILGAN HOLDINGS INC.

CLAWBACK POLICY

1.Name and Purpose. This Clawback Policy is intended to satisfy the obligations of Silgan Holdings Inc. (the “Company”) pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 of the Exchange Act, and other applicable rules of the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”).
2.Authority; Administration. This Clawback Policy shall be administered by the Compensation Committee of the Board of Directors of the Company, except as otherwise set forth herein. In furtherance of this authority, the Compensation Committee is authorized to make all determinations for the administration of this Clawback Policy. Any interpretations, determinations and decisions made by the Compensation Committee with regard to this Clawback Policy shall be final and binding on the Company and all affected individuals and need not be consistent or uniform with respect to individuals subject to this Clawback Policy.
3.Delegation; Cooperation. To the extent not prohibited by applicable law, the Compensation Committee may authorize, and delegate authority, to any officer or employee of the Company or any subsidiary to take all actions necessary or appropriate to carry out the objectives, purpose and intent of this Clawback Policy. The Compensation Committee is directed to consult with the Board of Directors and the Audit Committee as may be necessary or appropriate with respect to this Clawback Policy regarding matters within the scope of their responsibility and authority or as otherwise determined by the Board of Directors.
4.Subject Individuals. This Clawback Policy applies to Executive Officers of the Company.
5.Clawback Requirement. The Company will recover reasonably promptly the amount of Erroneously Awarded Compensation in the event that the Company is required to prepare a Restatement (the “Clawback Requirement”) in accordance with the terms of this Clawback Policy.

6.Timing. The Clawback Requirement applies to all Incentive Compensation received by a person:
a.after beginning service as an Executive Officer of the Company;
b.who served as an Executive Officer of the Company at any time during the performance period for a particular element of Incentive Compensation;
c.while the Company has a class of securities listed on a national securities exchange or a national securities association; and
d.during the three completed fiscal years immediately preceding the date that the Company is required to prepare an applicable Restatement.

In addition to these last three completed fiscal years, this Clawback Policy shall apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.
The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on when or if the restated financial statements are filed.
7.Clawback Amount. The amount of Incentive Compensation that is subject to the Clawback Requirement (“Erroneously Awarded Compensation”) is the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid by or on behalf of the Executive Officer on such Erroneously Awarded Compensation.
For Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement:
a.the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received; and
b.the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE as required.
In making estimates, the Compensation Committee may reasonably rely on financial and/or valuation consultants and the advice of legal counsel.
8.Manner of Enforcement. Subject to Section 9 below, the Compensation Committee shall determine, in its sole discretion, the method, timing and manner for recovering Incentive Compensation in accordance with this Clawback Policy.
For the avoidance of doubt, any compensation paid or granted to any Executive Officer which is subject to the Clawback Requirement shall not trigger any “Good Reason”, “Good Leaver” or similar provision under any plan, contract, employment agreement or other compensation arrangement between the Company and the Executive Officer.
9.Exceptions to the Clawback Requirement. The Company must recover Erroneously Awarded Compensation in compliance with this Clawback Policy except to the extent that the conditions in clauses (a), (b) or (c) set forth below are met, and the Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board of Directors, has made a determination that recovery would be impracticable.
a.The direct expense paid to a third party to assist in enforcing this Clawback Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE as required.
b.Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE as required.
c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code and regulations thereunder.
10.Disclosure in SEC Filings. The Company must file all disclosures with respect to this Clawback Policy in accordance with the requirements of the Federal securities laws, including disclosures required by the Exchange Act and any applicable SEC filings.

11.Definitions and Rules. Unless the context otherwise requires, the following definitions and rules apply for purposes of this Clawback Policy:

a.“Code” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

b.“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of Section 303A.14 of the NYSE Listing Rules would include at a minimum executive officers identified by the Company pursuant to 17 CFR 229.401(b) (Item 401(b) of Regulation S-K).

c.“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from any such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

d.“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

e.“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

f.Incentive Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the incentive based compensation occurs after the end of that period.

g.For purposes of determining the relevant recovery period, the date that the Company is required to prepare a Restatement is the earlier to occur of:

i.The date the Board of Directors, a committee of the Board of Directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

ii. The date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

12.Transition. This Clawback Policy shall apply to Incentive Compensation received by Executive Officers on or after October 2, 2023 (the effective date of the NYSE listing requirement) that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after October 2, 2023.

13.Applicable Law. This Clawback Policy shall be governed by the laws of the state of Delaware excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Clawback Policy to the substantive law of another jurisdiction.

14.No Indemnification. Notwithstanding the terms of any (a) provision of the Company’s certificate of incorporation, (b) by-laws, (c) indemnification agreement entered into with the Company or (d) insurance policy maintained by or on behalf of the Company for the benefit of the Company or any Executive Officer, the Company shall not indemnify or reimburse (or cause to be reimbursed through any existing or new compensation arrangement) any Executive Officer against the loss of any Incentive Compensation, including any payment or reimbursement for the cost of third party insurance or other indemnification arrangement purchased by any Executive Officer to fund Clawback Requirements under this Clawback Policy.

15.Actions in Furtherance of Clawback Policy. Subject to requirements of the (a) laws of the state of Delaware, (b) the certificate of incorporation and by-laws of the Company and (c) any other applicable policy of the Company, each individual who is or shall have been a member of the Board of Directors or any committee of the Board of Directors shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken under this Clawback Policy and against and from any and all amounts paid by him or her in settlement thereof, provided that the foregoing shall not apply to any Erroneously Awarded Compensation for any Executive Officer that is a member of the Board of Directors or a member of any committee of the Board of Directors. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled as a matter of law or otherwise or any power that the Company may have to indemnify them or hold them harmless.

16.Amendment, Termination. The Board of Directors may amend, modify or supplement any provision of this Clawback Policy at any time and from time to time in its sole discretion. The Board of Directors shall amend this Clawback Policy, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming this Clawback Policy to any applicable law or any rules, standards or interpretations adopted by a national securities exchange on which the Company’s securities are listed.

17.Non-Exclusivity. This Clawback Policy shall not be construed as creating any limitations on the power of the Board of Directors to adopt such other clawback or recoupment compensation policies, agreements or arrangements as it may deem desirable for any individual or limit the ability of the Company to pursue any remedies or rights that may be available to the Company under applicable law to recoup or clawback compensation of any type.

18.Code Section 409A. No otherwise permitted clawback, forfeiture or offset may be made against a “nonqualified deferred compensation plan" (as defined in Code Section 409A) to the extent such offset would cause adverse tax consequences under Code Section 409A. Notwithstanding the forgoing, the Company does not guarantee and is not responsible for any particular tax result associated with actions required or permitted by this Clawback Policy.

October 31, 2023
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